FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of September 2009.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Establish New Wholly Owned Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on September 5, 2009 in Kyoto, Japan

Nidec to Establish New Wholly Owned Subsidiary

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that it has resolved at a meeting of its Board of Directors held on September 5, 2009 to establish a wholly owned holding company, named Nidec Techno Motor Holdings Corporation (“NTMC”).

1.	Objectives of Establishing NTMC

NTMC will coordinate and oversee the Company’s mid- and small-sized electric motor businesses with a primary focus on synergetic enhancement in sales and procurement activities. In line with this objective, two of the Company’s existing wholly-owned subsidiaries, Nidec Shibaura Corporation and Nidec Power Motor Corporation, will start operating under NTMC.

2.	Outline of NTMC

(1) Company Name:	Nidec Techno Motor Holdings Corporation
(2) Representative Director:	Toshihiro Kimura (to be appointed)
(3) Location:	338 Kuze-Tonoshiro-cho, Minami-ku, Kyoto, Japan
(4) Date of Establishment:	September 25, 2009 (Tentative)
(5) Line of Business:	Coordination and support in the development and sales of subsidiary products; central purchasing of manufacturing materials
(6) Paid-in Capital:	2.5 billion yen
(7) Ownership:	100% owned by the Company
(8) Number of Employees:	110 (Approx.)

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3.	Effect on Financial Performance

The establishment of NTMC will not have a significant impact on the Company’s financial performance for the current fiscal year.

4.	Outline of Subsidiaries to Operate under NTMC

(1) Nidec Shibaura Corporation

Representative Director:	Toshihiro Kimura
Line of Business:	Development, manufacture and sale of mid- and small-sized electric motors for home appliances and housing equipment
Location:	Obama-city, Fukui, Japan
Paid-in Capital:	2.0 billion yen

(2) Nidec Power Motor Corporation

Representative Director:	Toshihiro Kimura
Line of Business:	Development, manufacture and sale of mid- and small-sized electric motors for industrial equipment
Location:	Iizuka-city, Fukuoka, Japan
Paid-in Capital:	2.0 billion yen

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